SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the Year Ended December 31, 2008

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

(Full title of the Plan)

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

2 PARAGON DRIVE, MONTVALE, NEW JERSEY  07645

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.

Date: June 29, 2009	By:	/s/ Melissa E. Sungela
Melissa E. Sungela
Vice President and Corporate Controller

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008

Prepared for filing as part of the Annual Return/Report of Employee Benefit Plan (Form 5500)

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2008 AND 2007	3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008	4

NOTES TO FINANCIAL STATEMENTS	5-12

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) As of December 31, 2008	13

EXHIBITS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	14

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350	15

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Great Atlantic & Pacific Tea Company, Inc. Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for plan benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ WithumSmith+Brown, PC

Somerville, New Jersey

June 23, 2009

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
Assets:

Investments - at fair value (Note 4)	$409,355,108	$277,203,885
Receivables:
Participant Contributions	452,484	174,800
Employer Contributions	7,906,646	54,166
Total receivables	8,359,130	228,966

Total Assets	417,714,238	277,432,851

Liabilities:

Accrued expenses	246,215	185,981
Total Liabilities	246,215	185,981

Net assets reflecting investments at fair value	417,468,023	277,246,870

Adjustment from fair value to contract value for fully benefit responsive investment contracts (security-backed contracts)	7,918,616	(249,230)

Adjustment from fair value to contract value for fully benefit responsive investments for collective trust funds	4,169,020	(231,900)

Net assets available for plan benefits	$429,555,659	$276,765,740

The accompanying notes are an integral part of these financial statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

Additions, less loss on investments:

Contributions:
Participants	$15,386,673
Employer	12,246,927
Rollover	869,065
28,502,665

Investment loss:
Net depreciation in fair value of investments (Note 4)	(99,636,432)
Interest income	392,345
Dividend income	8,583,201
(90,660,886)

Transfers due to Plan Merger (Note 1)	282,047,458

Total additions, net	219,889,237

Deductions:

Benefits paid to participants	66,091,720
Administrative expenses	1,007,598

Total deductions	67,099,318

Net increase in net assets available for benefits	152,789,919

Net assets available for plan benefits:
Beginning of year	276,765,740

End of year	$429,555,659

The accompanying notes are an integral part of these financial statements.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2008

1.

PLAN DESCRIPTION

The following description of The Great Atlantic & Pacific Tea Company, Inc. (“Company”) Savings Plan (“Savings Plan”) provides only general information.  Participants should refer to the Savings Plan Document for a more complete description of the Savings Plan’s provisions.

Plan Merger

On January 1, 2008, the Company merged The Great Atlantic & Pacific Tea Company, Inc. Savings Plan with The Great Atlantic & Pacific Tea Company, Inc. Retirement Plan.  Additionally, on July 1, 2008, the Company merged The Great Atlantic & Pacific Tea Company, Inc. Savings Plan with The Great Atlantic & Pacific Tea Company, Inc. Savings Plan for Certain Employees, the Pathmark Stores, Inc. Savings Plan and the Pathmark Stores, Inc. Savings Plan for Union Employees.

General

The Savings Plan is a voluntary defined contribution plan of the Company. The Savings Plan covers employees of the Company who are not covered by a collective bargaining agreement (CBA), as well as employees covered by a CBA where the CBA specifically provides for such coverage.  Effective January 1, 2008, the Savings Plan was amended to include the employer money purchase savings plan covering all eligible employees of the Company and each subsidiary, which is designated a participating employer by the Board of Directors.  The Savings Plan is subject to the Provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

For the defined contribution portion of the Savings Plan, eligible employees are automatically enrolled at a 3% deferral rate unless the employee declines participation. Employees have the option to contribute from 1% to 40% of their base compensation to the Savings Plan.  This can be any combination of pre-tax and post-tax percentages, as long as the total of the percentages does not exceed 40% of base compensation. Union employee contributions are limited to 20% of their compensation.

Additionally, the Internal Revenue Service limits the maximum amount a participant may contribute, which was $15,500 for fiscal 2008.  Participating employees age 50 and older may elect to make "catch-up" pre-tax contributions to the Plan in accordance with Internal Revenue Service Regulations.  The maximum “catch-up” contribution allowed during the 2008 Plan year was $5,000.  Generally, the Company matched 50% of an employee’s contributions up to 6% of their compensation after one year of service, except for union employees who are not eligible for matching contributions.

Participants direct the investment of their contributions into various investment options offered by the Savings Plan and are permitted to change their contribution rates on a daily basis.  In addition, they may change their investment options with regard to future contributions and reallocate existing investment balances on any business day. Employee contributions may not be allocated to the Employer Stock Fund.

For the non-elective Company contributions, the Company contributes 4% of an eligible employee’s base compensation for the Plan year. The eligible employees are not required to make any contributions to the Savings Plan to be eligible for the non-elective Company contributions.

Eligibility and Vesting

Prior to May 4, 2004, the Savings Plan covered eligible employees of the Company who completed at least one year of service (1,000 hours in a 12-month period) if age 21 or older or the earlier of five years of service or age 21, if under age 21 at time of employment. Effective May 4, 2004 the Plan was amended to (a) allow employees to contribute to the Plan on the first of the month following their hire date based on the eligibility criteria described in the preceding sentence, and (b) stated that each participant shall be 100% vested in the event of termination or partial termination of the Savings Plan (if participant is affected by partial termination) or upon retirement, disability or death.

Participants are always 100% vested in their contributions and become fully vested in the Company’s matching contributions after five years, in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 2 years	0%
2 years but less than 3 years	25%
3 years but less than 4 years	50%
4 years but less than 5 years	75%
5 years or more	100%

Participants are 100% vested in the Company’s non-elective contributions made to their Savings Plan account after completing two years of service with the Company (1,000 hours in each 12-month period).

Payment of Benefits

Participants may generally withdraw their unmatched after-tax contributions once during any 12 month period but may withdraw unmatched before-tax contributions only in the case of “financial hardship” as defined in the Savings Plan.

Participants may receive the value of the vested portion of their account balance when they leave the Company for any reason other than death, in which case a beneficiary would receive the benefit.  Terminated participants whose account balance is less than $1,000 receive automatic distributions.

Forfeited Accounts

At December 31, 2008 and December 31, 2007, forfeited nonvested accounts totaled $1,086,525 and $323,581, respectively. These accounts will be used to decrease future employer contributions and can also be used to pay certain administrative expenses. During the year ended December 31, 2008, $195,351 of the forfeited nonvested funds were used for administrative expenses.

Participant Accounts

Each participant's account is credited with the participant's contribution and (a) any matching Company contribution, (b) the non-elective Company contribution and (c) allocations of Savings Plan earnings.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans

Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are collateralized by the balance in the participant’s account and bear a fixed interest rate for the duration of the loan equal to Prime plus 1% as  published in the Wall Street Journal fifteen days prior to the start of the calendar quarter.  Principal and interest are paid ratably through payroll deductions.  The maximum loan repayment period is five years, or twenty years for the purchase of a primary residence. There is no minimum loan duration period.

During the year ended December 31, 2008, the interest rates on participant loans ranged from 4.00% to 10.50%.  During the year ended December 31, 2007, the interest rates on participant loans ranged from 5.00% to 10.50%.

2.

SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Savings Plan are as follows:

Basis of Accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

As described in Financial Accounting Standards Board (“FASB”)Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years (as of January 1, 2008 for the Plan). Our Company adopted SFAS No. 157 as of January 1, 2008. Refer to Note 3 – Fair Value Measurements for related disclosure.

Use of Estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Savings Plan management to make significant estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements, changes in net assets available for Plan benefits during the reporting period and, where applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Income Recognition -

Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded as earned.

Expenses –

All administrative expenses are being paid by the Savings Plan.

Payment of Benefits –

Benefit payments to participants are recorded upon distribution.

Risks and Uncertainties –

The Savings Plan provides for various investment options.  The Savings Plan’s mutual funds invest in various securities including U.S. government securities, corporate debt instruments and corporate stocks.  The Employer-related securities fund invests in the Company’s common stock. The Savings Plan’s A&P Stable Value Fund account is invested in common collective trusts and wrapper contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities and the significant declines in the U.S. and world markets since December 31, 2008, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for Plan benefits.

3.

FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements” for all financial assets and liabilities disclosed at fair value in the financial statements on a recurring basis.

SFAS 157 establishes a three-tier fair value hierarchy, which classifies the inputs used in measuring fair value.  These tiers include:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities (interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models, discounted cash flows, or similar methodologies, as well as instruments for which the determination of fair value requires significant judgment or estimation.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2008:

	Fair Value Measurements At December 31, 2008
Description	Level 1	Level 2	Level 3	Total

Money Market Fund	$17,089,278	$-	$-	$17,089,278
Mutual funds	206,915,181	-	-	206,915,181
Collective trust funds	-	178,722,954	-	178,722,954
Wrapper contracts	-	192,835	-	192,835
Employer-related securities fund	-	151,446	-	151,446
Total fair value of Investments	$224,004,459	$179,067,235	$-	$403,071,694

Following is a description of the valuation methodologies used for assets measured at fair value.

The money market fund is considered cash and cash equivalents and is valued at a dollar per share. As such, the fair value of the money market fund is classified as Level 1.

Mutual funds are valued at their quoted market prices, which represent the net asset value of the securities held in such funds. As such, the fair value of mutual funds is classified as Level 1.

The Savings Plan’s interest in the A&P Stable Value Fund consists of common/collective trusts and wrapper contracts, which are valued based on information reported by the investment advisor in the audited financial statements of the Great Atlantic and Pacific Tea Company, Inc. Stable Value Separate Account as of December 31, 2008.  The fair value of the wrapper contracts provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  The fees and discount rate are also directly observable inputs.  The fair values of the security-backed, or common collective trust contracts are based on the cumulative value of their underlying investments and wrapper fee. Investment in security-backed contracts allows for periodic deposits and withdrawals.  As such, the Saving Plan’s interest in the A&P’s Stable Value Fund is classified as Level 2.

The Plan holds an investment fund which consists primarily of employer-related securities. Fidelity Management Trust Company is the fund’s custodian and is paid related custodial fees. As of December 31, 2008, A&P common stock represented approximately 99% of the fund’s assets, and the remaining 1% consisted of cash. While A&P common stock is publically traded, the units of this A&P Stock Fund are only available to the participants of this Plan. This fund is valued at the net asset value (“NAV”) of the units held by the Plan at year end as calculated by the custodian of the fund. The fair value of this fund is considered to be a level 2 measurement, since the fair value is based on a comparison of the Plan sponsor’s publically traded stock value.

Participant loans are valued at cost, which approximates fair value. Management has concluded that the fair value disclosures required by SFAS No. 157 are not significant to these financial statements. Accordingly, such disclosures have been omitted.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.

INVESTMENTS

The following table represents a breakdown of the fair value of investments:

	December 31, 2008	December 31, 2007
Employer-related Securities Fund	$151,446	$886,108
Common Collective Trusts at Net Asset Value	178,722,954	86,637,124
Wrappers at Fair Value	192,835	12,232
Money Market Fund at Fair Value	17,089,278	-
Mutual Funds at Net Asset Value	206,915,181	185,732,063
Participant Loans	6,283,414	3,936,358
Total investments at fair value	$409,355,108	$277,203,885

The following table presents investments that represent 5 percent or more of the Savings Plan’s net assets at December 31, 2008 and 2007.

	December 31, 2008	December 31, 2007
Pyramis Intermediate Duration Commingled*	$79,002,519	$-
Wells Fargo Synthetic Stable Value Fund*	53,958,773	26,905,628
Bank of America, N.A. Fixed Income Fund F*	38,441,652	37,579,382
Wells Fargo Galliard Fixed Income Fund A*	-	18,314,793
Vanguard Institutional Index	38,101,122	-
Allianz NFJ Dividend Value Admin Fund	27,719,696	-
Dryden Stock Index Fund I	-	51,160,645
PIMCO Total Return Admin Fund	26,461,067	-
PIMCO Total Return Institute	-	16,048,569
Fidelity Balanced Fund	26,572,092	-
Amer Euro Pacific Growth R5	-	27,523,887
Eatonvance Large Cap Val I	-	23,215,387
MFS Massachusetts Investors Grow R5	-	20,895,268
American Balance Fund Cl 5	-	20,217,900

__________________

*Represents contract value for these investments

During 2008, the Savings Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $99,636,432, as follows:

Net (depreciation) appreciation in fair value of investments:

Employer-related securities fund	$(671,910)
Common Collective Trusts	8,758,032
Mutual funds	(107,722,554)
Net depreciation	$(99,636,432)

5.

Synthetic Guaranteed Investment Contracts (GIC)

The Savings Plan had two and four investments in Synthetic Guaranteed Investment Contracts (“GIC”) during the 2008 and 2007 Plan years, respectively. These are investments that simulate the performance of a traditional GIC through the use of financial instruments (referred to as “wrapper” contracts). For these investments, the Company invested in common / collective trusts which consist of government securities, private and public backed mortgaged-backed and other asset-backed securities as well as grouped investments. The benefit responsive "wrapper" contracts were all liquidity agreements.  As of December 31, 2008 and 2007, the aggregate fair values of the “wrapper” contracts held by the Savings Plan were $192,835 and $12,232, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent.  Such interest rates are reviewed on a quarterly basis for resetting.

The crediting rate of security-backed contracts will track current market yields on a trailing basis.  The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under the contract value accounting.  As a result, the future crediting rate may be lower over time and the then-current market rates.  Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

Certain events limit the ability of the Savings Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Savings Plan documents, (2) changes to Savings Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Savings Plan sponsor or other Savings Plan sponsor events that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974.  The Savings Plan administrator does not believe that the occurrence of any such value event, which would limit the Savings Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Plan Year 2008		Reconciled Contract Value of Investment
Monumental Life Insurance Co., 5.42%
Pyramis Intermediate Duration Commingled Pool		$73,833,642
Contract value liquidity agreement		124,875
Adjustment to contract value		5,044,002
Total Contract Value		$79,002,519
Crediting rate: 5.42%
Yield Rate: 7.55%

Bank of America, N.A., 4.27%
Fixed Income Fund F		$35,499,108
Contract value liquidity agreement		67,960
Adjustment to contract value		2,874,584
Total Contract Value		$38,441,652
Crediting rate: 4.27%
Yield Rates: 6.24%	Total Plan Year 2008	$117,444,171

Plan Year 2007		Reconciled Contract Value of Investment
AIG Financial Products, 5.56% due 8/14/11
Union Bank Switzerland, 5.57% due 8/14/11
Fixed Income Fund A		$18,458,207
Contract value liquidity agreement		12,232
Adjustment to contract value		(194,274)
Total Contract Value		$18,276,165
Crediting rate: 5.56%, 5.57%
Yield Rates: 5.48%, 5.49%

Monumental Life, 5.35% due 11/13/09
Bank of America, 5.35% due 11/13/09
Fixed Income Fund F		$37,623,412
Adjustment to contract value		(54,956)
Total Contract Value		$37,568,456
Crediting rate: 5.35%
Yield Rates: 5.25%	Total Plan Year 2007	$55,844,621

In addition to the two and four investments in GIC’s discussed above for Plan years ended December 31, 2008 and 2007, respectively, the Savings Plan invests in two collective trust funds that primarily invest in security-backed contracts.  As of December 31, 2008 and 2007, the adjustment from fair value to contract value for fully benefit responsive investments for these collective trust funds were $4,169,020 and ($231,900), respectively.

The average yield rates based on actual earnings for fully benefit responsive investment contracts as of December 31, 2008 and 2007 were 4.84% and 5.09%, respectively.  The average yield rates based on interest rate credited to participants for fully benefit responsive investment contracts as of December 31, 2008 and 2007 were 4.72% and 5.28%, respectively.

6.

RELATED PARTY TRANSACTIONS

Certain Savings Plan investments are shares of a common collective trust and mutual funds managed by Fidelity Management Trust Company, which is also the custodian for the Plan’s investments.  Therefore, these transactions qualify as party-in-interest transactions.  The Savings Plan has investments in A&P Common Stock that were made in prior years.  Employees may no longer select this investment option.

Certain administrative functions are performed by the officers and employees of the Company (who may be participants in the Savings Plan) at no cost to the Savings Plan.  These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exemption from the Internal Revenue Code’s and ERISA’s rules on prohibited transactions.

7.

SAVINGS PLAN TERMINATION

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Savings Plan subject to the provisions of ERISA.  If the Savings Plan is terminated, each participant would receive the value of his or her interest in the trust funds attributable to both participant and employer vested contributions for all years of participation.

8.

FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 19, 2004 that the Savings Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”).  The Savings Plan has been amended since receiving the determination letter.  The Savings Plan Administrator believes that the Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Savings Plan’s financial statements.

9.

RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits and investment income per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for plan benefits per the financial statements	$429,555,659	$276,765,740
Adjustment from contract value to fair value for fully benefit responsive investment contracts for security-backed contracts	(7,918,616)	249,230
Adjustment from contract value to fair value for fully benefit responsive investments for collective trust funds	(4,169,020)	231,900
Net assets available for plan benefits per the Form 5500	$417,468,023	$277,246,870

December 31, 2008
Investment loss per the financial statements	$(90,660,886)
Adjustment from contract value to fair value at December 31, 2007	(481,130)
Adjustment from contract value to fair value at December 31, 2008	(12,087,636)
Investment loss per the Form 5500	$(103,229,652)

10.

NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (SFAS No. 133)”, which expands the disclosure requirements of SFAS No. 133 relating to an entity’s derivative instruments and hedging activities. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of this pronouncement on the Plan’s financial statements and related disclosures.

11.

SUBSEQUENT EVENTS

On March 6, 2009, the Company suspended its matching contributions for the remainder of the 2009 Plan year.

THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC. SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
A&P Stable Value Fund
Wells Fargo Synthetic Stable Value Fund	Collective Trust Fund	$47,240,789	$50,559,370
Fidelity Managed Income Fund II	Collective Trust Fund	19,111,655	18,427,779
Fidelity Managed Income Fund I	Collective Trust Fund	423,737	403,055
Pyramis Intermediate Duration Commingled Pool	Collective Trust Fund	74,000,000	73,833,642
Bank of America, N.A. Fixed Income Fund F	Collective Trust Fund	32,618,087	35,499,108
Monumental Life Insurance Company	Wrapper Contract, rate of interest 5.42%	-	124,875
Bank of America, N.A.	Wrapper Contract, rate of interest 4.27%	-	67,960
PIMCO Total Return Administrative	Mutual fund	27,493,692	26,461,067
Davis NY Venture A	Mutual fund	23,751,042	16,191,889
Vanguard Institutional Index	Mutual fund	53,543,551	38,101,122
Allianz NFJ Dividend Value Admin Fund	Mutual fund	40,758,900	27,719,696
Wells Fargo Small Cap Value Inv CL	Mutual fund	2,107,264	1,451,204
Artisan Mid Cap Value	Mutual fund	10,944,879	7,995,432
American Funds Growth Fund of America R5	Mutual fund	29,546,039	19,541,127
Royce Value Plus Service CL	Mutual fund	12,468,925	8,041,896
Munder Mid Cap Core Growth Class Y	Mutual fund	336,618	254,995
Fidelity Balanced (*)	Mutual fund	36,415,337	26,572,092
Fidelity International Discovery (*)	Mutual fund	32,299,365	20,848,994
Fidelity Low-Priced Stock Fund (*)	Mutual fund	5,636,618	3,891,731
Fidelity Freedom Income (*)	Mutual fund	1,726,309	1,541,711
Fidelity Freedom 2000 (*)	Mutual fund	472,432	418,330
Fidelity Freedom 2005 (*)	Mutual fund	81,554	66,757
Fidelity Freedom 2010 (*)	Mutual fund	1,375,941	1,119,775
Fidelity Freedom 2015 (*)	Mutual fund	1,223,326	949,744
Fidelity Freedom 2020 (*)	Mutual fund	2,701,371	2,009,101
Fidelity Freedom 2025 (*)	Mutual fund	1,564,319	1,137,215
Fidelity Freedom 2030 (*)	Mutual fund	1,265,127	894,347
Fidelity Freedom 2035 (*)	Mutual fund	731,435	534,593
Fidelity Freedom 2040 (*)	Mutual fund	1,262,531	879,239
Fidelity Freedom 2045 (*)	Mutual fund	203,792	156,961
Fidelity Freedom 2050 (*)	Mutual fund	180,080	136,163
Fidelity Money Market Trust Retirement (*)	Money Market Fund	17,089,278	17,089,278
The Great Atlantic & Pacific Tea Company, Inc. (*)	A&P Stock Fund	314,879	151,446
Participant loans	Mature from 2009 to 2028, 4.00% - 10.50%	-	6,283,414
	Total	$478,888,872	$409,355,108

(*) Party-in-interest

See Report of Independent Registered Accounting Firm